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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                       Progressive Software Holding, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                Series A Common Stock, par value $0.01 per share
                Series B Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    74338WMZ4
                                    74338W107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               c/o Gregory Murphy
                             Patriarch Partners, LLC
                        112 South Tryon Street, Suite 700
                         Charlotte, North Carolina 28284
                                 (704) 227-1204
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 13, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 27 Pages
                         Exhibit Index Found on Page 13

                                       13D
============================================================================
CUSIP No. 74338WMZ4 (Class A Common Stock); 74338W107 (Class B Common Stock)
============================================================================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            ARK CLO 2000-1, Limited
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [   ]
                                                                 (b) [ X ]
------------====================================================================
    3       SEC USE ONLY


------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                     [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Cayman Islands
------------====================================================================
                            7       SOLE VOTING POWER

       NUMBER OF                    -0-
                       -------------============================================
        SHARES              8       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                     [See Preliminary Note]
                       -------------============================================
         EACH                       SOLE DISPOSITIVE POWER
                            9
       REPORTING                    -0-
      PERSON WITH      -------------============================================
                                    SHARED DISPOSITIVE POWER
                           10
                                    [See Preliminary Note]
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                     [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            00
------------====================================================================

                               Page 2 of 27 Pages

                                       13D
============================================================================
CUSIP No. 74338WMZ4 (Class A Common Stock); 74338W107 (Class B Common Stock)
============================================================================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Patriarch Partners, LLC
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [   ]
                                                                 (b) [ X ]
------------====================================================================
    3       SEC USE ONLY


------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                     [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                            7       SOLE VOTING POWER

       NUMBER OF                    -0-
                       -------------============================================
        SHARES              8       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                     [See Preliminary Note]
                       -------------============================================
         EACH                       SOLE DISPOSITIVE POWER
                            9
       REPORTING                    -0-
      PERSON WITH      -------------============================================
                                    SHARED DISPOSITIVE POWER
                           10
                                    [See Preliminary Note]
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                     [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            00
------------====================================================================

                               Page 3 of 27 Pages

                                       13D
============================================================================
CUSIP No. 74338WMZ4 (Class A Common Stock); 74338W107 (Class B Common Stock)
============================================================================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            LD Investments, LLC
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [   ]
                                                                 (b) [ X ]
------------====================================================================
    3       SEC USE ONLY


------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                     [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                            7       SOLE VOTING POWER

       NUMBER OF                    -0-
                       -------------============================================
        SHARES              8       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                     [See Preliminary Note]
                       -------------============================================
         EACH                       SOLE DISPOSITIVE POWER
                            9
       REPORTING                    -0-
      PERSON WITH      -------------============================================
                                    SHARED DISPOSITIVE POWER
                           10
                                    [See Preliminary Note]
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                     [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            00
------------====================================================================

                               Page 4 of 27 Pages

                                       13D
============================================================================
CUSIP No. 74338WMZ4 (Class A Common Stock); 74338W107 (Class B Common Stock)
============================================================================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Lynn Tilton
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [   ]
                                                                 (b) [ X ]
------------====================================================================
    3       SEC USE ONLY


------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                     [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                            7       SOLE VOTING POWER

       NUMBER OF                    -0-
                       -------------============================================
        SHARES              8       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                     [See Preliminary Note]
                       -------------============================================
         EACH                       SOLE DISPOSITIVE POWER
                            9
       REPORTING                    -0-
      PERSON WITH      -------------============================================
                                    SHARED DISPOSITIVE POWER
                           10
                                    [See Preliminary Note]
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                     [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================

                               Page 5 of 27 Pages

         This Amendment No. 3 to Schedule 13D amends the Schedule 13D initially filed on January 7, 2003 (collectively, with all amendments thereto, the "Schedule 13D"). Preliminary Note: This Schedule 13D is being filed with respect to the Series A Common Stock and Series B Common Stock, which shares vote together as a class, except in certain specified circumstances. ARK directly owns 376,953 shares of Series B Common Stock, which represents 100% of the Series B Common Stock outstanding and 9.99996% of the combined Series A Common Stock and Series B Common Stock outstanding. As described in the prior Schedule 13D, the Reporting Persons have 51.0% of the voting rights of the combined Series A Common Stock and Series B Common Stock outstanding.

         As also described in the Schedule 13D, as a result of entering into the Stockholders Agreement, the Reporting Persons and MassMutual may be deemed to be a "group" for purposes of Rule 13d-5(b) and, as such, each may be deemed to beneficially own the other's equity securities of the Company. The Reporting Persons may therefore be attributed beneficial ownership of MassMutual's 2,679,125 shares of Series A Common Stock (which number represents 79.0% of the Series A Common Stock outstanding); provided, however, that the Reporting Persons do not have the ability to dispose of or to vote such shares of Series A Common Stock. The Reporting Persons do not directly own any Series A Common Stock.

         Based on the above information, this Schedule 13D reports the Reporting
Persons':

         (i) shared dispositive power with respect to the 376,953 shares of Series B Common Stock held directly by ARK, which represents 100% of the Series B Common Stock outstanding and 9.99996% of the combined Series A Common Stock and Series B Common Stock outstanding (such number being rounded to 10.0% for reporting purposes herein);

                               Page 6 of 27 Pages

         (ii) shared voting power with respect to the 376,953 shares of Series B Common Stock held directly by ARK, which position gives the Reporting Persons 51.0% of the voting rights of the combined Series A Common Stock and Series B Common Stock outstanding; and

         (iii) shared beneficial ownership with MassMutual of (a) the 376,953 shares of Series B Common Stock directly held by ARK and (b) the 2,679,125 shares of Series A Common Stock directly held by MassMutual. These shares of Series B Common Stock represent 100% of the Series B Common Stock outstanding. These shares of Series A Common Stock represent 79.0% of the Series A Common Stock outstanding. The combined 3,056,078 shares of Series A Common Stock and Series B Common Stock held directly by MassMutual and Ark together represent 81.1% of the combined Series A Common Stock and Series B Common Stock outstanding.

         For more information regarding the respective rights and obligations of the Series A Common Stock and Series B Common Stock and/or the Stockholders Agreement, see the Schedule 13D.

Item 4. Purpose Of The Transaction.
------  --------------------------

         Item 4 of the Schedule 13D is amended and updated as follows:

         As previously reported in the Schedule 13D, following an event of default under the New Credit Agreement, as amended, by the Company and the Company's subsidiary Progressive Software Inc. (the "Borrowers"), the Agent held a secured party public sale of all or substantially all of the assets of the Borrowers pursuant to Section 9-610 of the Uniform Commercial Code of the State of New York (the "Sale"). The Agent and SIVA Corporation entered into an Asset Purchase Agreement dated July 19, 2004 (the "SIVA Asset Purchase Agreement"), pursuant to which the Agent agreed to sell substantially all of the assets of the Borrowers to SIVA Corporation for certain consideration which was to be paid to the Agent on behalf of the Lenders. On August 11, 2004, the Agent sent SIVA Corporation a letter (the "Offer Letter") stating that the Agent believed that SIVA Corporation made material misrepresentations during

                               Page 7 of 27 Pages
the Sale negotiations, and as a result the Agent could no longer accept the consideration set forth in the SIVA Asset Purchase Agreement. The Agent offered to consummate the Sale with SIVA Corporation for certain proposed alternative consideration (the "Offer"). On August 13, 2004, the Agent sent SIVA Corporation a letter (the "Termination Letter") stating that, based on SIVA Corporation's response to the Offer Letter, the Offer was either deemed to be rejected or was withdrawn and that the SIVA Asset Purchase Agreement was terminated. On the same date, the Agent entered into an Asset Purchase Agreement (the "Second Asset Purchase Agreement") with ARK and Zohar who had been the designated alternate backup buyer in the Sale. Pursuant to the Second Asset Purchase Agreement, the Agent agreed to sell substantially all of the assets of the Borrowers to ARK and Zohar in satisfaction of $4,000,000 of the debt owed to ARK and Zohar under the New Credit Agreement, as amended. The sale contemplated by the Second Asset Purchase Agreement was consummated on August 13, 2004. ARK continues to be a creditor of the Borrowers to the extent of the remaining unpaid amounts due under the New Credit Agreement, as amended.

         The summary of the terms and conditions of the contemplated Sale to SIVA Corporation and of the terms and conditions of the SIVA Asset Purchase Agreement, the Second Asset Purchase Agreement, the Offer Letter and the Termination Letter are qualified in their entirety by the full description of such Sale and the SIVA Asset Purchase Agreement contained in Amendment No. 2 to this Schedule 13D and by the full terms and conditions of such document. For a copy of the SIVA Asset Purchase Agreement, see Exhibit 5 to the Schedule 13D, which is incorporated herein by reference. For a copy of the Second Asset Purchase Agreement, see Exhibit 8 to the Schedule 13D, which is incorporated herein by reference. For a copy of the Offer Letter, see Exhibit 9 to the
Schedule  13D,  which is  incorporated  herein by  reference.  For a

                               Page 8 of 27 Pages
copy of the Termination Letter, see Exhibit 10 to the Schedule 13D, which is incorporated herein by reference.

Item 5. Interest In Securities Of The Issuer.
------  ------------------------------------

         Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

         (a)      ARK
                  ---

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for ARK is incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 3,392,591 Shares of Series A Common
                           Stock and the 376,953 Series B Common Stock outstanding as of July 21, 2004 as reported by the Company.

                  (c) There were no purchases or sales of any securities of the Company in the last 60 days.

                  (d) The Collateral Manager, as the collateral manager to ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of the Collateral Manager. Tilton is the manager of the Collateral Manager and the manager and the sole holder of the economic interests in and has sole voting power in respect of LDI and the indirect owner of 100% of the equity of ARK.

                  (e)      Not applicable.

         (b)      The Collateral Manager
                  ----------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Collateral Manager is incorporated herein by reference.

                  (c)      None.

                  (d) The Collateral Manager, as the collateral manager to ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of the Collateral Manager. Tilton is the manager of the Collateral Manager and the manager and the sole holder of the economic interests in and has sole voting power in respect of LDI and the indirect owner of 100% of the equity of ARK.

                  (e)      Not applicable.

                               Page 9 of 27 Pages

         (c)      LDI
                  ---

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for LDI is incorporated herein by reference.

                  (c)      None.

                  (d) The Collateral Manager, as the collateral manager to ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of the Collateral Manager. Tilton is the manager of the Collateral Manager and the manager and the sole holder of the economic interests in and has sole voting power in respect of LDI and the indirect owner of 100% of the equity of ARK.

                  (e)      Not applicable.

         (d)      Tilton
                  ------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Tilton is incorporated herein by reference.

                  (c)      None.

                  (d) The Collateral Manager, as the collateral manager to ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of the Collateral Manager. Tilton is the manager of the Collateral Manager and the manager and the sole holder of the economic interests in and has sole voting power in respect of LDI and the indirect owner of 100% of the equity of ARK.

                  (e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings Or  Relationships With  Respect
-------  -----------------------------------------------------------------------
         To Securities Of The Issuer.
         ---------------------------

         Item 6 of the Schedule 13D is amended and updated as follows:

         Other than the agreements previously described in the Schedule13D, and any other transactions and agreements described herein in this Amendment, there are no contracts,

                               Page 10 of 27 Pages
arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.  Materials To Be Filed As Exhibits.
------   ---------------------------------

         There is attached hereto as Exhibit 8 the Second Asset Purchase Agreement described in Item 4 above. There is attached hereto as Exhibit 9 the Offer Letter described in Item 4 above. There is attached hereto as Exhibit 10 the Termination Letter described in Item 4 above.


                               Page 11 of 27 Pages

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 26, 2004
                                                ARK CLO 2000-1, LIMITED

                                                By: Patriarch Partners, LLC,
                                                    its Collateral Manager


                                                By: /s/ Lynn Tilton
                                                   ------------------------
                                                Name: Lynn Tilton
                                                Title: Manager



                                                PATRIARCH PARTNERS, LLC


                                                By: /s/ Lynn Tilton
                                                   ------------------------
                                                Name: Lynn Tilton
                                                Title: Manager



                                                LD INVESTMENTS, LLC


                                                By: /s/ Lynn Tilton
                                                   ------------------------
                                                Name: Lynn Tilton
                                                Title: Manager


                                                /s/ Lynn Tilton
                                                -----------------------
                                                Lynn Tilton


                               Page 12 of 27 Pages

                                  EXHIBIT INDEX


EXHIBIT 8                                   Second Asset Purchase Agreement

EXHIBIT 9                                   Offer Letter

EXHIBIT 10                                  Termination Letter





                               Page 13 of 27 Pages

                                                                       EXHIBIT 8
                                                                              to
                                                                    SCHEDULE 13D

                            ASSET PURCHASE AGREEMENT

         THIS ASSET PURCHASE AGREEMENT dated as of August 13, 2004 (the "Agreement") by and among Patriarch Partners Agency Services, LLC, as Agent for the lenders which are parties to the Credit Agreement, (as defined below) (the "Seller"), and Ark CLO 2000-1, Limited ("Ark") and Zohar CDO 2003-1, Limited ("Zohar"), and together with Ark, the "Buyers").

                                    RECITALS
                                    --------

         A. The Seller is a party to that certain Credit Agreement, dated as of August 6, 2002 (as amended, supplemented or otherwise modified from time to time, the "Credit Agreement"), by and among the Seller, as agent, Ark and Zohar as lenders (together in such capacity, the "Lenders"), and Progressive Software Holdings Inc. ("PSHI") and Progressive Software Inc. ("PSI"), each as borrower (together, the "Borrowers").

         B. The Seller is a party to the Security Agreement among the Borrowers and the Agent, dated as of August 6, 2002 (as amended, restated, supplemented, or otherwise modified from time to time, the "Security Agreement"), pursuant to which Borrowers pledged and granted a security interest in substantially all of their assets to the Seller, for the benefit of the Lenders, in order to secure their obligations to the Lenders under the Credit Agreement.

         C. The Seller is also a party to the Pledge Agreement between PSHI and the Agent, dated as of August 6, 2002, (as amended, restated, supplemented, or otherwise modified from time to time, the "Pledge Agreement"), pursuant to which PSHI pledged and granted a security interest in all of the issued and outstanding stock of PSI and all of PSHI's limited liability company interests in RetailDNA, LLC to Agent, for the benefit of the Lenders, in order to secure its obligations to the Lenders under the Credit Agreement.

         D. Borrowers have defaulted on their obligations under the Credit Agreement and the Seller, acting on behalf of itself and the Lenders, declared the entire unpaid principal amount of the Loans (as defined in the Credit Agreement) and all fees and interest accrued and unpaid thereon and under the Credit Agreement and any of the other Credit Documents and any and all other Obligations under the Credit Agreement, the Loans and any of the other Credit Documents owed to the Seller and Lenders to be immediately due and payable.

         E. Pursuant to a Notice of Sale of Collateral dated as of July 6, 2004, the Seller, as the Secured Party under the Security Agreement and the pledgee under the Pledge Agreement, and the Lenders scheduled a public sale of all fixtures and tangible and intangible personal property of the Borrowers in accordance with Section 9-610 of the Uniform Commercial Code of the State of New York (the "UCC") and the applicable Credit Documents (the "Public Sale").

                               Page 14 of 27 Pages

         F. A notice of the Public Sale was published in the national edition of The New York Times on July 9, 2004.

         G. The Public Sale was held on July 19, 2004 at 11:30 a.m. at the offices of Richards Spears Kibbe & Orbe LLP, One World Financial Center, 29th Floor, New York, New York 10281.

         H. Pursuant to bidding procedures mandated by the Seller, each of SIVA Corporation ("SIVA") and PAR Technology Corporation provided the Seller with a deposit of $500,000.00 in order to be eligible to bid at the Public Sale.

         I. At the conclusion of the Public Sale, SIVA was selected by the Seller as the winning bidder based upon a bid consisting of (i) a $3,000,000 cash purchase price, (ii) a promissory note in the amount of $2,250,000 and
(iii) a stock purchase warrant to acquire 4,166,667 shares of SIVA's common stock at an exercise price of $0.12 per share.

         J. In addition, before concluding the Public Sale, the Buyers jointly submitted, and the Seller accepted as an alternate backup bid, a credit bid of $4,000,000 of the Loans (as defined in the Credit Agreement) in the event SIVA defaulted on the terms of its asset purchase agreement with Seller (the "SIVA Agreement") and failed to consummate the purchase of the Borrowers' assets.

         K. SIVA has defaulted on the SIVA Agreement and has failed to close on the purchase of the Borrowers' assets.

         L. The Buyers' joint credit bid of $4,000,000, as the alternate backup bid, is the new winning bidder. The Buyers now desire to acquire from the Seller, as the secured party under the Security Agreement and as the pledgee under the Pledge Agreement, and the Seller, on behalf of the Lenders, wishes to sell to the Buyers on the terms and subject to the conditions contained in this Agreement, the Subject Assets.

         M. The Buyers are Lenders under the Credit Agreement and the Borrowers are currently indebted to the Buyers in the principal amount of $[5,875,686.36] plus all other Obligations under the Credit Agreement (collectively, the "Debt").

         NOW, THEREFORE, in consideration of the foregoing and mutual agreements contained herein, and for other good and valuable consideration, the value, receipt and sufficiency of which are acknowledged, the Parties hereby agree as follows:

                                    ARTICLE I
                                   DEFINITIONS

         Section 1.1 Definitions. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings given to them in the Credit Agreement. In addition, for the purposes of this Agreement, the following terms have the meanings set forth below:

                               Page 15 of 27 Pages

         "Agreement" has the meaning set forth in the Preamble.

         "Ancillary Documents" means agreements delivered in connection with this Agreement.

         "Assumed Liabilities" has the meaning set forth in Section 2.3.

         "Buyer" has the meaning set forth in the Preamble.

         "Debt" has the meaning set forth in Recital M of this Agreement.

         "Excluded Assets" has the meaning set forth in Section 2.2.

         "Law" means any federal, state or local law, statute, rule, regulation, ordinance, permit, order, writ, injunction, judgment or decree.

         "Parties" means the Seller and the Buyers together, and "Party" means the Seller or the Buyers individually, as the case may be.

         "Purchase Price" has the meaning set forth in Section 3.1.

         "Seller" has the meaning set forth in the Preamble.

         "Subject Assets" has the meaning set forth in Section 2.1.

         "Tax" or "Taxes" means a tax or taxes of any kind or nature, or however denominated, including liability for federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect to the foregoing, including any transferee or secondary liability for a tax and any liability assumed by agreement or arising as a result of being or ceasing to be a member of any affiliated group, or being included or required to be included in any tax return relating thereto.

         Section 1.2 Construction.

                  (a) For purposes of this Agreement, whenever the context requires, the singular number will include the plural, and vice versa, the masculine gender will include the feminine and neuter genders, the feminine gender will include the masculine and neuter genders, and the neuter gender will include masculine and feminine genders.

                  (b) As used in this Agreement, the words "include" and "including," and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words "without limitation."

                               Page 16 of 27 Pages

                  (c) Except as otherwise indicated, all references in this Agreement to "Sections" are intended to refer to Sections to this Agreement.

                  (d)  As  used  in  this   Agreement,   the   terms   "hereof,"
         "hereunder," "herein" and words of similar import will refer to this Agreement as a whole and not to any particular provision of this Agreement.

                                   ARTICLE II
            PURCHASE AND SALE OF ASSETS AND ASSUMPTION OF LIABILITIES

         Section 2.1 Purchase of Assets. Upon the terms and subject to the conditions of this Agreement the Seller hereby sells, transfers, assigns, conveys and delivers to the Buyers, and the Buyers hereby purchase, accept and acquire from the Seller, all of the Seller's and Borrowers' right, title and interest in and to all of the assets of Borrowers other than the Excluded Assets (as defined in Section 2.2 hereof), including without limitation, (i) accounts receivable and inventory; (ii) machinery and equipment; (iii) goods; (iv) contracts; and (v) general intangibles, all as more particularly described on
Schedule 2.1 attached hereto (all of which assets are hereinafter referred to collectively as the "Subject Assets").

         Section 2.2 Excluded Assets. Notwithstanding the foregoing, the Seller is not selling cash or cash equivalents and the Buyers are not purchasing any of those assets more particularly described on Schedule 2.2 hereof (such assets being referred to hereinafter as the "Excluded Assets").

         Section 2.3 Assumption of Liabilities. The Buyers shall assume only those liabilities or accrued liabilities of the Borrowers or Seller set forth on
Schedule 2.3 attached hereto (such liabilities being referred to herein after as the "Assumed Liabilities"). The Buyers shall not assume, nor shall be deemed to have assumed, any liability or obligation of the Seller or the Borrowers whatsoever, other than the Assumed Liabilities.

         Section 2.4 Employees. The Buyer agrees to extend an offer of employment to each employee of the Borrowers on terms substantially similar to those currently offered to the Borrowers' employees, including but not limited to salary, bonus, vacation time, health and other fringe benefits. The Buyer will be the successor employer of such employees solely for purposes of Section 3121(a)(1) of the Internal Revenue Code of 1986, as amended.

                                   ARTICLE III
                                 PURCHASE PRICE

         Section 3.1 Purchase Price. Upon the terms and subject to the condition set forth in this Agreement, Buyers and Seller acknowledge that on July 19, 2004, the Buyers credit bid Four Million Dollars ($4,000,000) of the Debt for the purchase of the Subject Assets and, accordingly, the amount of the Debt shall be reduced thereby. The allocation of the $4,000,000 credit bid between the Buyers is set forth in Schedule 3.1 hereto.

                               Page 17 of 27 Pages

                                   ARTICLE IV
                    REPRESENTATIONS AND WARRANTIES OF SELLER

         Section 4.1 Representation of Seller. The Seller represents and warrants to the Buyers that the Seller is duly organized, validly existing and in good standing under the laws of the State of Delaware, with all requisite power and authority to execute and perform this Agreement and the other instruments and documents required hereby to be executed and delivered by it, and has taken all action required to duly authorize said execution, delivery and performance.

         Section 4.2 Release of Lien. The Seller represents and warrants to the Buyers that neither the Seller nor the Borrowers has at any time released any security interest, lien or mortgage it has in, or consented to the sale or disposition of, any Subject Assets being purchased hereunder (except for sales in the ordinary course of the Borrowers' business and for the sale pursuant hereto), and has not heretofore sold, assigned, transferred or participated any of the Borrowers' interests in the Subject Assets being purchased hereunder.

         Section 4.3 Seller's Right to Dispose of Subject Assets. The Seller represents and warrants to the Buyers that the Seller has the right to sell the Subject Assets pursuant to the terms of the Credit Documents (as defined in the Credit Agreement) and pursuant to the applicable provisions of the UCC. The Subject Assets are being transferred free and clear of all of the Seller's liens and security interests.

         Section 4.4 Security Interest and Lien. The Seller represents and warrants to the Buyers that pursuant to the terms of the Credit Documents, the Seller has a perfected, binding and enforceable security interest in and lien upon the Subject Assets and has no knowledge of any claim that questions or challenges the perfection or priority of its security interests or liens. "Knowledge" for these purposes means the actual knowledge of the credit or restructuring officers of the Seller who have direct responsibility for the administration of the Loans (as defined in the Credit Agreement) after due inquiry.

         Section 4.5 Compliance With UCC Article 9. The Seller represents and warrants to the Buyers that the Seller has complied in all material respects with the requirements of Section 9-610 of the UCC in connection with the Public Sale and the disposition of the Subject Assets in accordance with this Agreement.

         Section 4.6 Limitation on Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE IV, THE SELLER MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF ANY OF THE SUBJECT
ASSETS, THE ASSUMED LIABILITIES, OR OTHERWISE, OR WITH RESPECT TO ANY INFORMATION PROVIDED TO THE BUYER, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR USE OR PURPOSE. ALL OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY DISCLAIMED. THE SELLER IS SELLING, ASSIGNING AND TRANSFERRING THE SUBJECT ASSETS TO BUYERS ON AN "AS-IS, WHERE-IS" BASIS.

                               Page 18 of 27 Pages

                                    ARTICLE V
                    REPRESENTATIONS AND WARRANTIES OF BUYERS

         Each of the Buyers represents and warrants to the Seller as follows:

         Section 5.1 Representations and Warranties of the Buyers. Each Buyer represents and warrants to the Seller that it is duly organized, validly existing, and in good standing, under the laws of its jurisdiction of organization, with all requisite power and authority to execute and perform this Agreement and the other instruments and documents required hereby to be executed and delivered by it, and has taken all action required to duly authorize said execution, delivery and performance.

         Section  5.2  Brokers.   No  Buyer  has  retained,   utilized  or  been
represented by any broker or finder in connection with the transactions contemplated by this Agreement.

         Section 5.3 Acquisition and Opportunity to Investigate. Each Buyer has the knowledge and experience in financial and business matters such that it is capable of evaluating the merits and risks of the transactions contemplated hereby. Each Buyer acknowledges that (a) it has had the opportunity to visit the Borrowers and meet with their officers and other representatives to discuss the Subject Assets and Assumed Liabilities, (b) all materials and information requested by it have been provided or made available to it to its satisfaction,
(c) it has made its own independent examination, investigation, analysis and evaluation of the Borrowers, and (d) it has undertaken such due diligence (including the review of the Subject Assets, Assumed Liabilities, books, records and contracts of the Borrowers) as it deems adequate.

         Section 5.4 Accredited Investor. Each Buyer is an "accredited investor" as defined in Rule 501 under the Securities Act of 1933, as amended (the
"Securities Act") and such Buyer is not purchasing the Subject Assets with a view towards the sale or distribution thereof in violation of the Securities Act.

         Section 5.5 Resale of Stock. Each Buyer acknowledges and agrees that the limited liability company interests of RetailDNA to be transferred hereunder have not been registered under the Securities Act or under the securities laws of any state and it will not resell the RetailDNA limited liability company interests except pursuant to either the terms of an effective registration statement or a valid exemption from registration under the Securities Act.

         Section 5.6 Legend. Each Buyer acknowledges and agrees that any certificates representing the RetailDNA stock shall bear the following legend:

                  THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR ANY APPLICABLE STATE SECURITIES LAW. THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO OR FOR RESALE IN CONNECTION

                               Page 19 of 27 Pages

         WITH THE DISTRIBUTION THEREOF. NO DISPOSITION OF THE SHARES MAY BE MADE IN THE ABSENCE OF (i) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (ii) AN OPINION OF COUNSEL, ACCEPTABLE TO THE COMPANY THAT SUCH DISPOSITION WITHOUT REGISTRATION IS IN COMPLIANCE WITH THE SECURITIES ACT.

         Section 5.7 Limitation On the Seller's Warranties. EACH BUYER ACKNOWLEDGES AND AGREES THAT: (A) THE SALE OF SUBJECT ASSETS HEREUNDER IS WITHOUT RECOURSE TO THE SELLER, ON AN "AS IS, WHERE IS" BASIS, AND WITHOUT ANY REPRESENTATIONS OR WARRANTIES AS TO THE CONDITION OR QUALITY OF THE SUBJECT ASSETS; (B) THE SELLER IS SELLING TO THE BUYERS ALL ACCOUNTS RECEIVABLE WITHOUT RECOURSE TO THE SELLER WITH RESPECT TO THE CREDITWORTHINESS OF ANY OBLIGOR WITH RESPECT TO SUCH ACCOUNTS RECEIVABLE, THE SELLER MAKES NO REPRESENTATION AS TO THE VALUE, IF ANY, OF THE SUBJECT ASSETS BEING TRANSFERRED HEREBY, AND THE SELLER MAKES NO REPRESENTATION OR WARRANTY CONCERNING THE POSSIBLE INFRINGEMENT OF ANY TRADEMARK, TRADENAME OR PATENT ARISING OUT OF THE USE BY THE BUYERS OF ANY OF THE SUBJECT ASSETS; (C) THE SELLER MAKES NO REPRESENTATIONS OR WARRANTIES THAT ALL OR A PORTION OF THE SUBJECT ASSETS ARE MERCHANTABLE (IN THE SENSE OF AN IMPLIED WARRANTY OF MERCHANTABILITY UNDER THE UCC) OR FIT FOR A PARTICULAR PURPOSE; AND (D) THE SOLE REPRESENTATIONS AND WARRANTIES OF THE SELLER ARE THOSE SPECIFICALLY PROVIDED IN ARTICLE IV OF THIS AGREEMENT.

                                   ARTICLE VI
                                    COVENANTS

         Section 6.1 Post-Closing Consents; Nonassignable Contracts.

                  (a) The Seller and the Buyers each will use its reasonable commercial efforts to obtain all consents, approvals or authorizations of any third parties that are required in connection with the transactions contemplated by this Agreement, including but not limited to the consents of the customers of PSI identified on Schedule 6.1 hereto, provided that neither the Seller nor the Buyers will be required to make any expenditures or incur any liability in connection with such activities.

                  (b) Notwithstanding anything to the contrary, to the extent that any Contract is not capable of being transferred by the Seller to the Buyers pursuant to this Agreement without the consent of a third party or if such transfer or attempted transfer would constitute a breach or a violation of the Contract or any Law, nothing in this Agreement will constitute a transfer or an attempted transfer thereof.

                               Page 20 of 27 Pages

                  (c) Each Buyer agrees that Seller will not have any liability whatsoever to such Buyer arising out of or relating to the failure to obtain any consents that may have been or may be required in connection with the transactions contemplated by this Agreement or because of the default, acceleration or termination of any Contract as a result thereof. Each Buyer further agrees that no representation, warranty, covenant or agreement of the Seller contained herein will be breached or deemed breached as a result, directly or indirectly, of the failure to obtain any consent.

         Section 6.2 Taxes. Unless otherwise specified herein, all transfer taxes arising as a result of the transactions and sales contemplated by this Agreement and any personal property taxes or sales taxes due and payable as of the date hereof shall be paid by the Seller.

         Section 6.3 Release of Liens. Seller shall execute and deliver such documents as reasonably requested by Buyers to assure that the transfer of the Subject Assets are made free and clear of all of the Seller's liens and security interests.

         Section 6.4 Post-Closing Date Distributions. If at any time after the date hereof Seller shall receive a payment on account of any Subject Asset, Seller shall (a) accept and hold such payment for the account and sole benefit of Buyers, (b) have no equitable or beneficial interest in such payment and (c) deliver such payment promptly (but in the case of a cash payment received, in no event later than three (3) Business Days after the date on which Seller receives such payment) to Buyers in the same form received and, when necessary or appropriate, with Seller's endorsement (without recourse, representation, or warranty), except to the extent prohibited under any applicable law, rule or order.

         Section 6.5 Confidentiality and Non-Disclosure. Each Buyer agrees that it will keep the existence and terms of this Agreement as confidential, and will not without the prior written consent of the Seller disclose publicly or to any third party the terms and conditions of this Agreement or the subsequent negotiations between the Parties, except to the extent required by Law (in which case the other Parties shall be given reasonable opportunity to review and comment on the disclosure).

                                   ARTICLE VII
                                     GENERAL

         Section 7.1 Indemnification. The Seller shall not be liable to indemnify or otherwise hold the Buyers harmless from or with respect to any claims, liabilities, losses, damages, costs or expenses whatsoever, and nothing in this Agreement shall be construed to create any such indemnification obligation.

         Section 7.2 No Implied Rights or Remedies. Except as otherwise expressly provided herein, nothing herein is intended or shall be construed to confer upon or to give any Person, firm, or corporation other than the Seller and the Buyers any rights or remedies under or by reason of this Agreement.

                               Page 21 of 27 Pages

         Section 7.3 Limited Responsibility. Each Party hereto acknowledges and agrees that it is the mutual intent of the Parties hereto that the obligations, representations, warranties and undertakings hereunder or as a result hereof or of the transactions contemplated hereby are and be limited to only those expressly set forth herein, and not enlarged by implication, operation of law or otherwise.

         Section 7.4 Notices. Any notice, request, instruction or other document to be given hereunder will be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile, to any party hereto at its address specified on the signature page of this Agreement or at such other address as shall be designated by such party in a notice to each other party complying with the terms of this Section 7.4. Such notices will be deemed given: at the time delivered by hand, if personally delivered; at the time received if sent by registered or certified mail; and at the time when receipt is confirmed by the receiving facsimile machine if sent by facsimile.

         Section 7.5 Expenses; No Offset. Except as expressly provided in this Agreement, each of the Buyers and the Seller will bear its own costs and expenses (including legal, accounting and investment banking fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, whether or not such transactions are consummated. Neither Party may make any offset against amounts due to the other Party pursuant to this Agreement, the Ancillary Documents, or otherwise.

         Section 7.6 Assignment; Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of each of the Parties hereto and their respective heirs, successors and assigns.

         Section 7.7 Amendment; Waiver. This Agreement may be amended by the execution and delivery of a written instrument by or on behalf of the Seller and the Buyers. No agreement extending or waiving any provision of this Agreement will be valid or binding unless it is in writing and is executed and delivered by or on behalf of the Party against which it is sought to be enforced.

         Section 7.8 Severability; Specific Performance. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement. Each Party acknowledges and agrees that the other Party may be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with its terms or otherwise is breached. Accordingly, each Party agrees that the other Party may be entitled, subject to a determination by a court of competent jurisdiction, to injunctive relief to prevent any such failure of performance or breach and to enforce specifically this Agreement and any of the terms and provisions hereof.

                               Page 22 of 27 Pages

         Section 7.9 Further Assurances. From time to time, at the reasonable request of another Party hereto, each Party hereto shall execute and deliver such further instruments and take such further actions at the expense of the requesting Party, as such requesting Party may in good faith deem necessary or desirable in order to assure that the transfers, purposes and objectives of this Agreement are fully accomplished. Without limiting the generality of the foregoing, the Seller will render every reasonable assistance to the Buyers with respect to the sale, assignment, transfer, and delivery of the Subject Assets to the Buyers.

         Section 7.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all such counterparts taken together will constitute one and the same Agreement.

         Section 7.11 Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and will not constitute a part of this Agreement.

         Section 7.12 No Third-Party Beneficiaries. The terms and provisions of this Agreement will not confer third-party beneficiary rights or remedies upon any Person or entity other than the Parties hereto, their respective successors and permitted.

         Section 7.13 Entire Agreement. This Agreement and the related Ancillary Documents delivered in connection herewith contain the entire understanding of the Parties with respect to the subject matter hereof, supersede all prior agreements and understandings relating to the subject matter hereof, and shall not be amended except by a written instrument hereafter signed by all of the Parties hereto.

         Section 7.14 Consent to Jurisdiction. Each of the Parties consents to submit to the exclusive personal jurisdiction of any state or federal court sitting in the Southern District of New York, in any action or proceeding arising out of or relating to this Agreement, agrees that all claims in respect of such action or proceeding may be heard and determined in any such court and agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the Parties agrees not to assert in any action or proceeding arising out of or relating to this Agreement that the venue is improper, and waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Party with respect thereto.

         Section 7.15 Governing Law. THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ANY LAW OR RULE THAT WOULD CAUSE THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK TO BE APPLIED.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]



                               Page 23 of 27 Pages

         IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement on the date first written above.

SELLER:                                      PATRIARCH PARTNERS AGENCY SERVICES,
                                             as Agent for the Lenders
Address for Notices:

Patriarch Partners Agency Services, LLC
40 Wall Street, 25th Floor                   By: /s/ Lynn Tilton
New York, New York 10005                        --------------------------------
Attention:  Lynn Tilton                      Name:  Lynn Tilton
Phone No.:  (212) 825-0550                   Title:  Manager
Fax No.:  (212) 825-2038



BUYERS:                                      ARK CLO 2000-1, LIMITED

Address for Notices:                         By:  Patriarch Partners, LLC
                                             its Collateral Manager
Ark CLO 2000-1, Limited
c/o Patriarch Partners, LLC
112 South Tryon Street, Suite 700
Charlotte, North Carolina  28284             By: /s/ Lynn Tilton
Attention:     Loan Administration              --------------------------------
Telephone:     (704) 227 1211                Name:  Lynn Tilton
Telecopier:    (704) 227-7139                Title:  Manager



Zohar CDO 2003-1, Limited                    ZOHAR CDO 2003-1, LIMITED
c/o Patriarch Partners VIII, LLC
112 South Tryon Street, Suite 700            By:  Patriarch Partners VIII, LLC
Charlotte, North Carolina  28284                  its Collateral Manager
Attention:     Loan Administration
Telephone:     (704) 227 1211
Telecopier:    (704) 227-7139
                                             By: /s/ Lynn Tilton
                                                --------------------------------
                                             Name:  Lynn Tilton
                                             Title: Manager


                              Page 24 of 27 Pages

                                                                       EXHIBIT 9
                                                                              to
                                                                    SCHEDULE 13D


Richards Spears
      Kibbe & Orbe LLP
            One World Financial Center New York, NY 10281-1003
                  212.530.1800   fax  212.530.1801  www.rsko.com


                                    August 11, 2004      Larry G. Halperin
                                                         212.530.1870 direct
                                                         917.344.8870 direct fax
                                                         lhalperin@rsko.com

BY E-MAIL AND REGULAR MAIL
--------------------------

Michael B. Norton, Esq.
Robinson Murphy & McDonald
100 Park Avenue
New York, New York 10017

Dear Mike:

         Patriarch Partners Agency Services, LLC as agent for Ark CLO 2001, Limited and Zohar 2003-1, Limited ("Patriarch") is in receipt of Siva Corporation's proforma balance sheet, which balance sheet is as if Siva had purchased the assets of Progressive Software Inc. and Progressive Software Holdings Inc. at the UCC Article 9 sale. Unfortunately, the proforma balance sheet bears no resemblance to, and is far worse then, the financial condition of Siva represented to Patriarch at the Article 9 sale.

         As you know, immediately prior to selecting Siva as having the highest bid at the Article 9 sale, Patriarch requested a meeting with Siva's management to obtain additional information to assist Patriarch in evaluating Sivas offer. In that meeting Patriarch specifically asked questions as to Siva's revenue projections as well as to Siva's proforma balance sheet, In response to those specific questions Siva's management stated that Siva had raised equity sufficient to pay the cash portion of the purchase price and, other than the note to be issued to Patriarch, Siva would have no indebtedness. In addition, Siva represented that it had obtained a line of credit, none of which was drawn upon and all of which could be used to make payments on the note to be issued to Patriarch. Relying on these representations Patriarch gave value to the note and warrant so that Siva's aggregate consideration exceeded Par Technologies, Inc's. all cash $4,800,000 offer.

                              Page 25 of 27 Pages

         Based on the proforma balance sheet delivered on Monday, little value, if any, can be attributed to the note and warrant, Therefore, based on the proforma balance sheet, Patriarch can no longer accept the note and warrant from Siva. As discussed on Sunday, August 8th and again this morning, Siva will have until 5:00 p.m. NY time on August 13, 2004 (the "Dead Line") to close the transaction by paying an aggregate cash consideration of $5,000,000.00. The uncertainty of the closing is having a detrimental effect on Progressive's business and therefore, the closing must take place by the Dead Line. In the event the closing does not take place by the Dead Line, the asset purchase agreement between the parties will be deemed terminated.

                                    Sincerely,


                                    /s/ Larry G. Halperin

                                    Larry G. Halperin


cc:   Lynn Tilton
      Greg Murphy
      Hillary Richard, Esq.


                              Page 26 of 27 Pages

                                                                      EXHIBIT 10
                                                                              to
                                                                    SCHEDULE 13D


Richards Spears
      Kibbe & Orbe LLP
            One World Financial Center New York, NY 10281-1003
                  212.530.1800   fax  212.530.1801  www.rsko.com


                                    August 13, 2004      Larry G. Halperin
                                                         212.530.1870 direct
                                                         917.344.8870 direct fax
                                                         lhalperin@rsko.com

By E-Mail and Regular Mail
--------------------------

Michael E. Norton, Esq.
Robinson Murphy & McDonald
100 Park Avenue
New York, New York  10017

Andre Cismarik
Edwards & Angell LLp
750 Lexington Avenue
New York, New York 10022

Gentelemen:

         I am in  receipt  of Mr.  Cizmarik's  voicemail  informing  me of  Siva
Corporation's intention to file a complaint and seek a temporary restraining order against Patriarch Partners Agency Services, LLC as agent for Ark CLO 2001, Limited and Zohar 2003-1, Limited ("Patriarch"). Patriarch deems this action by Siva Corporation to be a rejection of Patriarch's offer for Siva Corporation to deliver $5,000,000 to Patriarch for the assets of Progressive Software Inc. and Progressive Software Holdings Inc. by 5:00 p.m. NY time on August 13, 2004 and to the extent not the offer is not rejected, the offer is hereby withdrawn. Moreover, the asset purchase agreement between the parties is terminated.

                                      Sincerely,


                                      /s/ Larry G. Halperin

                                      Larry G. Halperin

cc:   Lynn Tilton
      Greg Murphy
      Hillary Richard, Esq.


                               Page 27 of 27 Pages